March 6, 2018
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

RE: Herman Miller, Inc.
Form 10-K for the Year ended June 3, 2017
Filed August 1, 2017
File No. 1-15141

Dear Ms. Rocha:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") in your letter dated March 1, 2018 with respect to the above referenced filing. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended June 3, 2017
Critical Accounting Policies and Estimates, page 35
Goodwill and Indefinite-lived Intangibles, page 35

1.
We have read your response to comment 5 in our letter dated January 31, 2018. You have indicated that the percentage by which the fair value of the Consumer reporting unit exceeded its carrying value was 15% as of June 3, 2017. To the extent you consider this percentage, or any future change in this percentage, not significantly in excess of carrying value, please provide the disclosures requested in our prior comment 5.

Response:

As of our annual assessment date of April 1st, 2017, we did not consider any reporting units to be at risk of failing step one of the impairment test pursuant to ASC 350. For the Consumer reporting unit, we reached this conclusion based on the 15% excess of reporting unit fair value over its carrying value as well as our sensitivity analysis over the key valuation assumptions used in the quantitative goodwill impairment test. Based on these results, we concluded that additional disclosures around the Consumer reporting unit valuation were not required. However, we acknowledge the enhanced disclosure requirements, as noted in your previous comment, when a reporting unit is at risk of failing step one of the impairment test. We continue to monitor the fair values and carrying values of all of our reporting units, including the Consumer reporting unit, and will make the necessary disclosures should future events negatively impact key assumptions to the goodwill impairment test that would indicate that a reporting unit is at risk of impairment.

Acknowledgment

In connection with our response, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing sufficiently responds to your comments. If you have additional questions or comments, please feel free to contact me at 616-654-8538.

Very truly yours,

/s/ Jeffrey M. Stutz
Jeffrey M. Stutz
Chief Financial Officer
(Duly Authorized Signatory for Registrant)